UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Hansen, Neal C.
   c/o CSG Systems International, Inc.
   7887 E. Belleview Ave., Ste. 1000
   Englewood, CO  80111
   USA
2. Issuer Name and Ticker or Trading Symbol
   CSG Systems International, Inc.
   CSGS
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   January 2000 Amend
5. If Amendment, Date of Original (Month/Year)
   January 2000
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) (X) Other (specify below)
   Chairman of the Board & CEO
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |01/24/|S   | |25,000            |D  |$44.1094   |1,579,968          |D     |                           |
                           |00    |    | |                  |   |           |                   |      |                           |
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Common Stock*              |01/24/|S   | |25,000            |D  |$44.1094   |1,155,000          |I     |Owned by Limited Partnershi|
                           |00    |    | |                  |   |           |                   |      |p                          |
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Common Stock*              |      |    | |                  |   |           |90,408             |I     |Owned by Spouse            |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Nonqualified Stock Opt|$38.4375|01/07|A   |V|57,399     |A  |***  |01/07|Common Stock|57,399 |       |906,925     |D  |            |
ions**                |        |/00  |    | |           |   |     |/09  |            |       |       |            |   |            |
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Incentive Stock Option|$38.4375|01/07|A   |V|2,601      |A  |***  |01/07|Common Stock|2,601  |       |57,575      |D  |            |
s**                   |        |/00  |    | |           |   |     |/09  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
*The reporting person disclaims beneficial ownership of the Common Stock reported in Table I as being owned by his spouse and, except to the extent of his pecuniary interest therein, the
1,115,000 shares owned by a limited
partnership.
**All options become exercisable over either a four or five year period and are subject to the terms and provisions of the 1996 Stock Incentive Plan of CSG Systems International, Inc.
SIGNATURE OF REPORTING PERSON
Neal C. Hansen
DATE
May 1, 2000